8800 N. Gainey Center Dr.
Suite 270
Scottsdale, AZ 85258
480-275-7572
VIA EDGAR

November 5, 2014

Mark P. Shuman
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:          Nuvola, Inc.
Registration Statement on Form 10
Filed September 18, 2014
File No. 000-55212

Ladies and Gentlemen:

Nuvola, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form 10 (File No. 000-55212) together with all exhibits thereto, which was initially filed on September 18, 2014.

If you have any questions regarding this matter, please contact Donald J. Stoecklein of Stoecklein Law Group, LLP by telephone at (619) 704-1310. Thank you for your attention to this matter.

Sincerely, NUVOLA, INC.

By:	/S/ Jeffrey I. Rassás
Jeffrey I. Rassás, President